UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

Solus Alternative Asset Management LP
430 Park Avenue, 9th Floor
New York, New York 10022
Attention: Colette Klisivitch,
Chief Compliance Officer

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Patrick D. Sweeney, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09625U109

1.	Name of Reporting Persons: Solus Alternative Asset Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,570,000 (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,570,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

14.	Type of Reporting Person (See Instructions): IA

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

15.	Name of Reporting Persons: Solus GP LLC

16.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

17.	SEC Use Only

18.	Source of Funds: AF

19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

20.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	21.	Sole Voting Power: 0

	22.	Shared Voting Power: 1,570,000 (1)

	23.	Sole Dispositive Power: 0

	24.	Shared Dispositive Power: 1,570,000 (1)

25.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

27.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

28.	Type of Reporting Person (See Instructions): OO

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC, as the general partner of Solus may also be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

CUSIP No. 09625U109

29.	Name of Reporting Persons: Christopher Pucillo

30.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

31.	SEC Use Only

32.	Source of Funds: AF

33.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

34.	Citizenship or Place of Organization United States of America

Number of Shares Bene-ficially by Owned by Each Reporting Person With	35.	Sole Voting Power: 0

	36.	Shared Voting Power: 1,570,000 (1)

	37.	Sole Dispositive Power: 0

	38.	Shared Dispositive Power: 1,570,000 (1)

39.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,570,000 (1)

40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

41.	Percent of Class Represented by Amount in Row (11): 7.2% (2)

42.	Type of Reporting Person (See Instructions): IN

(1) These Common Units are directly owned by certain entities under management by Solus Alternative Asset Management LP (“Solus”).  Solus may be deemed the beneficial owner of such Common Units on the basis of that management relationship.  Solus GP LLC (“Solus GP”), as the general partner of Solus, and Christopher Pucillo, as the managing member of Solus GP may also each be deemed the beneficial owner of such Common Units.

(2) Based upon a total of 21,727,724 common units outstanding as of November 5, 2010 as reported on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010.

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2011 by Solus Asset Management LP (“Solus”) a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), Solus GP LLC (“Solus GP”), a Delaware limited liability company, which serves as the general partner to Solus, and Christopher Pucillo (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), the managing member of Solus GP, relating to the Common Units of Blueknight Energy Partners, L.P. (the “Issuer”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on January 20, 2011 by the Reporting Persons with the SEC (as amended, the “Schedule 13D”).   Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the third and fourth paragraphs thereof in their entirety, and replacing them with the following:

On January 18, 2011, the Reporting Persons received a written response to the Letter from James C. Dyer, IV, the Chief Executive Officer of the General Partner (the “Issuer’s Response Letter”).  In the Issuer’s Response Letter, Mr. Dyer provided some background regarding the Global Transaction Agreement and also indicated that modifications to the Phase II Transactions were under consideration. A copy of the Issuer’s Response Letter is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

On January 20, 2011, the Reporting Persons sent a written response to the Issuer’s Response Letter (the “Second Letter”),  which Second Letter was dated January 19, 2010, and which, among other things, emphasized the need for consultation with the Issuer’s major investors prior to further implementation of the Global Transaction Agreement or modifications thereto.  A copy of the Second Letter is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

As of the date hereof, the Reporting Persons have not received a response to the Second Letter. On February 2, 2011, the Reporting Persons sent a letter (the “Third Letter”) to the Conflicts Committee of the Board of Directors of the General Partner (the “Conflicts Committee”) which, among other things, expressed concern over public allegations with respect to the process conducted by the Conflicts Committee in approving the Global Transaction Agreement.  The Third Letter also emphasized the need for a meeting between the Conflicts Committee and the Issuer’s major investors.  A copy of the Third Letter is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 4 of the Schedule 13D is hereby further amended by deleting the first and second sentences of the fifth paragraph thereof in its entirety and replacing it with the following:

The Reporting Persons intend to have further discussions and other communications with the General Partner’s management and members of its Board of Directors (the “Board of Directors”) regarding the subject matter of the Letter, the Issuer’s Response Letter, the Second Letter and the Third Letter.  The Reporting Persons are also willing to have discussions with the Conflicts Committee and may also communicate with other unitholders of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

99.1
Joint Filing Agreement, dated as of January 12, 2011, by and among Solus Alternative Asset Management LP, Solus GP LLC and Christopher Pucillo (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.2
Letter to Blueknight Energy Partners, L.P., dated January 12, 2011 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on January 12, 2011 by the Reporting Persons with the SEC)

99.3
Letter to Solus Alternative Asset Management LP, dated January 18, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on January 18, 2011 by the Issuer with the SEC)

99.4
Letter to Blueknight Energy Partners, L.P., dated January 19, 2011 (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed on January 20, 2011 by the Reporting Persons with the SEC)

99.5	Letter to Blueknight Energy Partners, L.P., dated February 2, 2011 (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated:  February 2, 2011

SOLUS ALTERNATIVE ASSET MANAGEMENT LP

By: SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

SOLUS GP LLC

/s/ Christopher Pucillo
Christopher Pucillo
Managing Member

/s/ Christopher Pucillo
CHRISTOPHER PUCILLO